FOR RELEASE:    July 19, 8:30 AM, EDTContacts:		Quantum:
Catherine Hartsog, Director of Corporate Communications (408) 894-4334
	Digital: 	Gloria Bates, Storage Business Unit  (508) 841-6554
	QUANTUM ACQUIRES SIGNIFICANT PORTIONS OFDIGITAL'S STORAGE BUSINESS Acquisition Positions Quantum for Stronger Leadership Position in Industry,
Enables Digital to Sharpen Focus on Core Businesses	MILPITAS, Calif., July
19, 1994: Quantum Corporation (NMS:QNTM) and Digital Equipment Corporation (NYSE:DEC) today announced that they have signed an agreement for Quantum to purchase Digital's magnetic disk drive, tape drive, solid state disk, and thin-film heads businesses for $400 million. The transaction includes
Digital's 81% interest in Rocky Mountain Magnetics, Inc., one of the industry leaders in the development of magneto-resistive head technology. The transaction has been approved by the boards of directors of both companies, but is still subject to appropriate government approval.  It is expected to
close on or about October 1, 1994.	In conjunction with this transaction,
Quantum and Digital will sign a supply agreement providing Quantum a substantial percentage of Digital's internal hard disk drive requirements for its StorageWorks subsystems and core computer systems businesses.  The
specific terms of the supply agreement were not disclosed.	According to
William J. Miller, Quantum's chairman and chief executive officer, this transaction is a key step in solidifying Quantum's leadership position in the storage industry. "We are very excited about the opportunities this transaction presents for Quantum. Both Quantum and Digital have built strong high-capacity drive programs based on superior technical capabilities and strong customer acceptance.  The combination of our companies' programs gives us the critical mass to be a significant force in the high-capacity
marketplace," said Miller.   	"Another important benefit for Quantum is the
acquisition of Digital's expertise in developing and manufacturing traditional thin-film and magneto-resistive heads," Miller said. "Our ownership position in Rocky Mountain Magnetics will give us direct access to magneto-resistive technology which is a critical technology for achieving the areal density increases the industry will see over the next several generations of drives.
In addition, the vertical integration in heads will help us in our efforts to
continue lowering our costs."	Robert B. Palmer, Digital's president and chief
executive officer, said, "Quantum's strong and growing position in the storage market and its reputation as both a technology leader and an outstanding employer make this transaction quite complementary and beneficial for our customers as well as our affected employees. While these segments of our
Storage Business Unit have been highly successful and represent some of the best technology in the world, this agreement enables Digital to sharpen our focus on our core computer systems and components businesses and concentrate our resources on providing our customers with Alpha AXP and Intel-based PCs, workstations and servers, along with the networks, components and services they need to implement open client/server computing environments."
	Charles F. Christ, vice president of Digital's newly created Components Division, said, "Digital's disk and tape drives business, along with the thin-film heads business, are positioned to compete in worldwide markets. Their strength and prospects for the future made the two segments a highly sought-after operation. We consider Quantum the perfect choice to carry this
momentum forward."	Christ said Digital will continue its business
activities in both the Storage Subsystems and Video and Interactive
Information Services areas, the two portions of the company's Storage Business Unit not included in this transaction. "This agreement strengthens Quantum's position as a major player in the storage marketplace," Christ said. "As a purchaser of storage devices, we're pleased to have Quantum as an even
stronger supplier in the market."	There are approximately 5,000 regular and
temporary Digital employees in the Digital businesses being purchased by
Quantum. Quantum will also purchase Digital facilities in Shrewsbury, Massachusetts and Penang, Malaysia, while leasing facilities in Colorado
Springs, Colorado and Batam, Indonesia. "We are extremely proud of the contribution these employees have made to the success of Digital's storage business," said Christ. "We are confident that they will find Quantum to be
an outstanding employer."	Added Miller, "We continue to focus on improving
our profitability in addition to growing our business. We intend to take full advantage of the tremendous synergies between Digital's storage business and Quantum, and will leverage the core competencies of each company as we work to
integrate the two businesses."	Quantum Corporation is a leading supplier
of storage products for a broad range of computer platforms, serving OEM and
distribution customers worldwide.   Widely recognized as the industry's
quality leader, Quantum is the largest supplier of hard disk drives worldwide and has been ranked among the Fortune 500 since 1991.  The company's sales for
the fiscal year ending March 1994 were $2.1 billion.	Digital Equipment
Corporation is the world's leader in open client/server solutions from personal computing to integrated worldwide information systems. Digital's scalable Alpha AXP and Intel-based platforms, networking, software and services, together with industry-focused solutions from business partners, help organizations compete and win in today's global marketplace. Digital's revenues for fiscal year 1993 were $14.4 billion.